FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

               REPORT OF FOREIGN ISSUER  PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of August 2000


                        SUN INTERNATIONAL HOTELS LIMITED
                 (Translation of registrant's name into English)

                   Coral Towers, Paradise Island, The Bahamas
                    (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A



                                   Page 1 of 8

                           Exhibit Index is on Page 3

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 29, 2000





                                        SUN INTERNATIONAL HOTELS LIMITED





                               By:       /s/Charles D. Adamo
                                        Name: Charles D. Adamo
                                        Title:   Executive Vice President
                                        Corporate Development & General Counsel

                                  EXHIBIT LIST

Exhibit   Description                                      Sequential Page No.

1.        Shareholder Mailing dated August 25, 2000                4

                                SUN INTERNATIONAL

To Our  Shareholders:

The Company reported net income for the second quarter, excluding the effects of non-recurring items and sales of real-estate at its Paradise Island operations, of $19.2 million, compared to $23.3 million for the same period last year. Earnings per share for the period, excluding non-recurring items and real estate sales, were $0.58 compared to $0.68 for the same period last year. Including non-recurring items and real estate sales, the Company generated net income, for the second quarter of $70.5 million, compared to $22.2 million for the same period last year. Earnings per share for the quarter were $2.14 compared to $0.65, for the same period last year. Non-recurring items included the write-off of costs relating to the cancelled Desert Inn acquisition and transaction costs relating to the self-tender offer and to the termination of the proposal by Sun International Investments Limited to acquire, in a merger transaction, all Ordinary Shares in the Company that it did not already own.

Operating earnings for the quarter declined over the same period last year primarily due to the termination of the management agreement between the Mohegan Sun and Trading Cove Associates, a partnership in which the Company holds a 50% interest. Interest income declined during the quarter due to the repayment by the Mohegan Tribe of $94.1 million of Subordinated Notes held by the Company. Further, the Paradise Island operations reported slightly lower operating profits compared to the same period last year due to a poor hold percentage in the Atlantis casino. Corporate costs also included approximately $350,000 of costs related to various opportunities that the Company has evaluated but concluded that it will not pursue.

The Company's flagship Paradise Island operations generated EBITDA of $36.4 million compared to $38.1 million in the same period last year. Atlantis achieved an average occupancy of 92% for the quarter, and recorded an average room rate of $241, an increase of 16% over the same period last year. The resort's casino recorded an unusually low average hold percentage of 12.4% on table games in the quarter, which effectively reduced EBITDA by approximately $5 million.

The Ocean Club, the Company's 59-room boutique hotel on Paradise Island, achieved an average occupancy of 79% for the quarter at an average rate of $506, a 4% increase over the same period in the prior year. This was achieved despite the adverse effects of construction of additional rooms and suites at the property, which should be complete around the end of this year's third quarter. The redevelopment of the Paradise Island Golf Club is proceeding well and is expected to be completed during this year's fourth quarter. The sale of luxury homesites around the golf course was very strong in the quarter and 91 sales were closed out by the quarter end, generating net cash proceeds of $ 87.6 million.

Resorts Atlantic City generated EBITDA of $7.9 million for the quarter, compared to $4.9 million for the same period last year and $9.6 million for the same period in 1998. The results for the quarter ended June 30, 2000, are being compared to June 30, 1998, as that period did not have construction disruption which did impact the 1999 results. Gaming revenues for the quarter of $62.0 million were approximately 5% ahead of both last year and 1998's results. The property has not fully recovered the business levels it lost while under reconstruction last year, although some progress was achieved during the quarter. Table games performed very well during the quarter with table drop increasing by 12.1% and 18.0% over 1998 and 1999 respectively. Slot revenues have begun to show a modest positive trend, decreasing by 5.0% over 1998 levels compared to the first quarter which demonstrated a 17.8% decrease from 1998 levels. During the quarter, the Atlantic City gaming market showed growth in total gaming revenues of 4% over the previous year. Slot win for the quarter increased by 3% over the same period last year.

The Mohegan Sun Casino generated gross operating revenues of $202.8 million, a 10% increase over the same period last year. The Company's share of Mohegan Sun income was $5.5 million for the quarter compared to $9.5 million in the prior year. Through December 31, 1999, the Mohegan Sun Casino was managed by Trading Cove Associates. In exchange for relinquishing its rights under its then existing agreements, effective January 1, 2000, Trading Cove Associates began to receive payments of 5% of gross revenues of the Mohegan Sun. These relinquishment payments are currently contributing less income than was previously earned under the prior management contracts. However, the relinquishment payments continue for a period of 15 years whereas the management contract was to expire in 2003. The property is currently undergoing a significant expansion which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a convention center, a 10,000-seat events center and additional retail and restaurant facilities. This expansion is proceeding well. It is anticipated that the new casino will open in the Fall of 2001 with the hotel opening in the Spring of 2002. The relinquishment payments will be based on gross revenues of the expanded Mohegan Sun Complex.

On December 30, 1999 the Mohegan Tribe repaid $94.1 million of outstanding Subordinated Notes held by the Company. These notes had been funded at the time of the construction of the facility and were repaid in connection with the termination of the management contracts. During the second quarter of 1999, the Company had earned interest income of $2.4 million on such notes.

Sol Kerzner

Chairman of the Board & Chief Executive Officer
August 14, 2000
Paradise Island, The Bahamas

Forward-Looking Statements This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.


 Sun International Hotels Limited
 Consolidated Balance Sheets

 (Dollars in thousands)
                                                    June 30,      December 31,
                                                      2000            1999
                                                  -------------  -------------
                                                   (Unaudited)

                     Assets

 Current assets:
      Cash and cash equivalents                       $ 55,678       $ 39,229
      Restricted cash                                    5,501            981
      Trade receivables, net                            54,845         44,425
      Due from affiliates                               20,969         14,212
      Inventories                                       12,423         13,742
      Prepaid expenses                                  12,142          8,412
                                                 -------------  -------------
        Total current assets                           161,558        121,001

      Property and equipment, net                    1,387,188      1,378,138
      Deferred charges and other assets                 33,981         49,884
      Investment in associated companies
       & joint venture                                  27,924         28,593
      Goodwill                                          92,534         93,855
                                                 -------------  -------------
        Total assets                               $ 1,703,185    $ 1,671,471
                                                ==============  =============

      Liabilities and Shareholders' Equity

 Current liabilities:
      Current maturities of long-term debt             $ 1,544        $ 1,100
      Accounts payable and accrued liabilities         142,318        133,334
      Capital creditors                                 10,518         16,950
                                                  -------------  -------------
        Total current liabilities                      154,380        151,384

 Long-term debt, net of current maturities             508,874        578,033
 Deferred tax liability                                 42,253         42,223
                                                 -------------  -------------
       Total liabilities                               705,507        771,640
                                                 -------------  -------------
 Shareholders' equity                                  997,678        899,831
                                                 -------------  -------------
    Total liabilities and shareholders' equity     $ 1,703,185    $ 1,671,471
                                                ==============  =============

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

 Sun International Hotels Limited
 Consolidated Statements of Operations
 (Dollars in thousands,
  except per share data)
                                         For the Three Months       For the Six Months
                                            Ended June 30,            Ended June 30,
                                            2000        1999         2000         1999
                                        ----------- -----------  -----------  -----------
                                              (Unaudited)               Unaudited)
 Revenues:
     Casino and resort revenues           $ 198,391   $ 184,296    $ 399,263    $ 369,996
     Less: promotional allowances           (13,667)    (11,843)     (28,745)     (25,215)
                                        ----------- -----------  -----------  -----------
                                            184,724     172,453      370,518      344,781
     Tour operations                          7,305       7,074       15,926       13,973
     Management and other fees                8,921      12,259       16,670       23,366
     Real estate related                     96,091           -       96,091            -
     Other                                      729         706        1,458        1,412
                                        ----------- -----------  -----------  -----------
                                            297,770     192,492      500,663      383,532
                                        ----------- -----------  -----------  -----------
 Expenses:
     Casino and resort expenses             116,256     109,214      228,414      213,662
     Tour operations                          6,478       7,028       14,447       14,057
     Selling, general and administrative     24,918      20,457       50,035       40,562
     Real estate related                     26,626         312       26,914          520
     Corporate expenses                       6,398       5,384       12,192       10,761
     Depreciation and amortization           14,923      14,245       29,278       27,927
     Write-off of Desert Inn costs           11,202           -       11,202            -
     Transactions costs                       7,014           -        7,014            -
     Pre-opening expenses                       659       1,063          690        1,063
                                        ----------- -----------  -----------  -----------
                                            214,474     157,703      380,186      308,552
                                        ----------- -----------  -----------  -----------
 Operating income                            83,296      34,789      120,477       74,980
 Other income and expenses:
     Interest income                          1,131       3,012        1,972        6,426
     Interest expense, net of
      capitalization                        (11,844)    (12,939)     (23,320)     (24,861)
     Equity in earnings (loss) of
      associated companies                     (131)        144        1,014        1,335
     Other, net                                   -          34            -          706
                                        ----------- -----------  -----------  -----------
Income before income taxes                   72,452      25,040      100,143       58,586
 Provision for income taxes                  (1,979)     (2,791)      (2,333)      (4,949)
                                        ----------- -----------  -----------  -----------
 Net income                                $ 70,473    $ 22,249     $ 97,810     $ 53,637
                                       ============ ===========  ===========  ===========

 Diluted earnings per share                  $ 2.14      $ 0.65       $ 2.96       $ 1.56

 Weighted average number of shares
  outstanding                                32,978      34,473       33,010       34,327

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

 Sun International Hotels Limited
 Consolidated Statements of Cash Flows

 (Dollars in thousands)
                                                          For the Six Months Ended
                                                                  June 30,
                                                           2000             1999
                                                         ---------        ---------
                                                               (Unaudited)
 Cashflows from operating activities:
   Reconciliation of net income to net cash provided by operating activities:

      Net income                                          $ 97,810         $ 53,637
      Depreciation and amortization                         31,858           29,275
      Provision for doubtful receivables                     3,192            1,414
      Provision for discount on CRDA obligations, net          461              255
      Gain on Ocean Club Estates land sales                (70,197)               -
      Gain on disposal of fixed assets                           -             (706)
      Net change in working capital accounts                (8,723)         (26,373)
      Net change in deferred charges                         9,801            3,024
      Equity earnings (loss) from affiliates, net              672              160
                                                         ---------        ---------
        Net cash provided by operating activities           64,874           60,686
                                                         ---------        ---------
 Cashflows from investing activities:
      Payments for major capital projects, including
        hurricane repair expenditures                      (88,979)        (107,257)
      Other operating capital expenditures                  (8,750)         (11,889)
      Acquisition of other fixed assets                          -          (19,422)
      Proceeds received from insurance company              31,520                -
      Proceeds received from sale of land, including
        deposits received for future land sales             94,597                -
      Proceeds received from sale of other assets              161               32
      Deposit on  proposed acquisition of Desert Inn             -          (15,272)
      Payments for investment in joint venture                  (3)            (580)
      CRDA deposits and other                               (1,385)          (1,263)
                                                         ---------        ---------
        Net cash provided by (used in) investing
         activities                                         27,161         (155,651)
                                                         ---------        ---------
 Cashflows from financing activities:

      Proceeds from issuance of debt                        24,000           81,500
      Repayment of debt                                    (94,168)         (16,859)
      Payments to amend borrowing facility                    (919)               -
      Proceeds from exercise of stock options                   21            2,392
                                                         ---------        ---------
        Net cash provided by (used in) financing
         activities                                        (71,066)          67,033
                                                         ---------        ---------

 Net increase (decrease) in cash and cash equivalents       20,969          (27,932)
 Cash and cash equivalents at beginning of period           40,210           63,123
                                                         ---------        ---------
 Cash and cash equivalents at end of period               $ 61,179         $ 35,191
                                                         =========        =========